UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Salem Communications Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

794093 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS:
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Stuart W. Epperson, Sr.,* individually and as Trustee of the (i) Stuart W. Epperson, Trustee, Kathryn Epperson Fonville Trust U/A DTD 3/31/99 (“Kathryn Trust”),** (ii) Stuart W. Epperson, Trustee, Stuart W. Epperson, Jr. Trust U/A DTD 3/31/99 (“Stuart Trust”),** (iii) Stuart W. Epperson, Trustee, Kristine J. Epperson McBride Trust U/A DTD 3/31/99 (“Kristine Trust”),** (iv) Stuart W. Epperson, Trustee, Karen Epperson Deneui Trust U/A DTD 3/31/99 (“Karen Trust”),** and (v) Epperson Family 2003 Trust (“Family Trust”)***.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [ ]
		(b) [ ]

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America

NUMBER OF		5.	SOLE VOTING POWER

SHARES			161,725

		6.	SHARED VOTING POWER
BENEFICIALLY
			2,900,776

OWNED BY		7.	SOLE DISPOSITIVE POWER

EACH			1,169,245

REPORTING		8.	SHARED DISPOSITIVE POWER

PERSON WITH:			2,900,776

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,070,021

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		19.8%

12.	TYPE OF REPORTING PERSON*
		IN, OO (Trustee)

*Stuart W. Epperson, Sr., is Trustee for each of the Kathryn Trust, Stuart Trust, Kristine Trust and the Karen Trust (collectively, the “Children Trusts”) for all purposes other than voting matters. Kathryn Epperson Fonville, Stuart W. Epperson, Jr., Kristine J. Epperson McBride and Karen Epperson Deneui must act by a majority vote (i.e., 3 of the 4 individuals must vote in favor of a particular matter) to vote the shares contained in the Children Trusts.

**55,000 shares of Common Stock were sold from this trust in the Company’s 2004 equity offering on May 5, 2004.

***Stuart W. Epperson, Sr. and Nancy A. Epperson share voting and dispositive power as Trustees of the Family Trust. On December 29, 2004, Stuart W. Epperson, Sr. and Nancy A. Epperson (together, the “Eppersons”) jointly gifted 895 shares of Common Stock (defined below) from the Family Trust to a custodial account for each of their 11 grandchildren, for a total gift of 9,845 shares. The Eppersons have not retained any voting or dispositive power over such gifted shares. In addition, the Family Trust sold an aggregate of (i) 70,000 shares of Common Stock on May 5, 2004, at a purchase price of $28.50 per share, in the Company’s 2004 equity offering, and (ii) 100,000 shares of Common Stock on November 29, 2004, at a price of $25.00 per share in the open market.

1.	NAME OF REPORTING PERSONS:
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Nancy A. Epperson****

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [ ]
		(b) [ ]

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America

NUMBER OF		5.	SOLE VOTING POWER

SHARES			0

		6.	SHARED VOTING POWER
BENEFICIALLY
			2,900,776

OWNED BY		7.	SOLE DISPOSITIVE POWER

EACH			0

REPORTING		8.	SHARED DISPOSITIVE POWER

PERSON WITH:			2,900,776

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,900,776

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		14.2%

12.	TYPE OF REPORTING PERSON*
		IN, OO (Trustee)

****See footnote***from prior page.

Item 1(a).	Name of Issuer

Salem Communications Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices

4880 Santa Rosa Road
Camarillo, California 93012

Item 2(a).	Name of Person Filing

(A) Stuart W. Epperson, Sr.

(B) Nancy A. Epperson.

Item 2(b).	Address of Principal Business Office, or, if None, Residence

(A) and (B):

4880 Santa Rosa Road
Camarillo, California 93012

Item 2(c).	Citizenship

(A) United States of America

(B) United States of America

Item 2(d).	Title of Class of Securities

This Amendment No. 4 to the Statement on Schedule 13G (this “Statement”) relates to the Issuer’s Class A Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e).	Cusip Number

794093 10 4

Item 3.

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

(A) 4,070,721

Stuart W. Epperson, Sr., is deemed to beneficially own: (i) 161,725 shares subject to options currently exercisable or exercisable within 60 days, (ii) 2,900,776 shares, for which he shares voting and dispositive power with his wife, Nancy A. Epperson, and (iii) 1,007,520 shares held in the Children Trusts for which he has sole dispositive power and no voting power.

(B) 2,900,776

Nancy A. Epperson is deemed to beneficially own 2,900,776 shares, for which she shares voting and dispositive power with her husband, Stuart W. Epperson, Sr.

(b) Percent of Class:

(A) 19.8%

(B) 14.2%

The percentages in (A) and (B) have been calculated based on 20,369,642 shares of Common Stock issued and outstanding as of November 3, 2004, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, filed with the Securities and Exchange Commission on November 9, 2004 (File No. 0-26497).

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

(A) 161,725

(B) 0

(ii) shared power to vote or to direct the vote:

(A) 2,900,776

(B) 2,900,776

(iii) sole power to dispose or to direct the disposition of:

(A) 1,169,245

(B) 0

(iv) shared power to dispose or to direct the disposition of:

(A) 2,900,776

(B) 2,900,776

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Exhibit No.	Description

1	Joint Filing Agreement, incorporated by reference to Amendment No. 2 to the Schedule 13D (File No. 5-58135) filed with the Securities and Exchange Commission on February 14, 2003 by Stuart W. Epperson, Sr. and Nancy A. Epperson.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13G is true, complete and correct.

Dated as of February 11, 2005

/s/ STUART W. EPPERSON, SR.

Stuart W. Epperson, Sr.

/s/ NANCY A. EPPERSON

Nancy A. Epperson